December 2, 2019

Andres Campos
Chief Executive Officer
Betterware de Mexico, S.A. de C.V.
Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, M xico

       Re: Betterware de Mexico, S.A. de C.V.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 7, 2019
           File No. 333-233982

Dear Mr. Campos:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed November 7, 2019

Summary of the Proxy Statement/Prospectus, page 18

1. We note your response to comment 3, and that you have deleted references to Betterware being a "leading direct-to-consumer company" on pages 23 and 74 of your amended filing. However, you still refer to Betterware as a "leading direct-to-consumer company"
       throughout your filing. For example, see pages 8, 18, 116, and 133. Please revise your filing for consistency, or disclose the measure by which Betterware is a "leading"
       company.
 Andres Campos
FirstName LastNameAndresde C.V.
Betterware de Mexico, S.A. Campos
Comapany2, 2019
December NameBetterware de Mexico, S.A. de C.V.
Page 2
December 2, 2019 Page 2
FirstName LastName
Selected Historical Combined Financial Data of Betterware and BLSM, page 26

2. We reviewed your response to comment 4 and the revisions to your disclosure. Please further revise to disclose per share data for the year ended December 31, 2017 and the six months ended June 30, 2018. Please refer to Item 3(d) of Form F-4 and
Item 3.A of Form
         20-F.
Non IFRS Financial Measures, page 31

3. We reviewed your response to comment 7 and the revisions to your disclosure. Please remove the reference to employee benefit expenses in the introductory paragraph to Non
         IFRS financial measures since you are not adjusting EBITDA for those items.
Comparative Per Share Data, page 34

4. Please provide us with your calculations of the exchange ratios disclosed in the fourth paragraph.
The Business Combination
Background of the Business Combination, page 70

5. We note your response to comment 14, and your amended disclosure on page 70. Please provide more background detail with respect to the 20 acquisition opportunities considered by DD3, including the factors considered in screening these companies, and the reasons DD3 decided not to pursue further negotiations with each of these companies after entering into the non-disclosure agreements.
Proposal No. 2 The Redomiciliation Proposal, page 112

6. We note your disclosure that "[t]he primary reason for the Redomiciliation is to enable
         DD3, Betterware and their shareholders to benefit from certain tax efficiencies under
         Mexican law that would not be available if the Business Combination were consummated with DD3 as a company incorporated in the British Virgin Islands." Please briefly describe these "certain tax efficiencies" in this section. Further, please disclose whether the approval of this proposal is conditioned upon the approval of any of the other proposals disclosed in your filing.
Proposal No. 3 - The Merger Proposal, page 113

7. Please briefly describe the reasons for why DD3's board recommends shareholders vote for the merger proposal. Please also disclose whether the Merger Proposal is conditioned upon approval of any other proposals.
Distributors and Associates Network, page 127

8. We note your response to comment 29, and your amended disclosures on pages 127 and
         129; however, it is still unclear how the sale of Betterware's products represents a second
 Andres Campos
Betterware de Mexico, S.A. de C.V.
December 2, 2019
Page 3
      source of income, or how, in some cases, top Distributors quit their other jobs to only focus on selling your products. In this regard, we note your amended disclosure that:
      "Master Distributors receive 40% of their Associates' net purchases (excluding VAT) as
      Betterware Points, Leader Distributors receive 30% of their Associates' net purchases
      (excluding VAT) as Betterware Points, and Basic Distributors receive 20% of their
      Associates' net purchases (excluding VAT) as Betterware Points." However, you also disclose that "Betterware Points are . . . exchangeable for third party products such as electronics, furniture, white line products, home appliances, and more." Please clarify how Betterware Points are monetized such that they represent a source of income for
      Distributors.
Financial Statements
Condensed Statements of Profit or Loss and Other Comprehensive Income for the Six Months
Ended June 30, 2019 and 2018, page F-4

9. Please revise to provide earnings per share data for each period presented. Please refer to
      Item 3(d) of Form F-4 and Item 3.A of Form 20-F.
Notes to Combined Financial Statements
Note 20. Net parent investment, page F-59

10. We reviewed your response to comment 34. Please provide us a roll-forward of the change in number of shares of common stock outstanding classified as variable capital for
      2018, 2017 and 2016.
       You may contact Ta Tanisha Meadows at (202) 551-3322 or William Thompson at (202)
551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                            Sincerely,
FirstName LastNameAndres Campos
                                                            Division of
Corporation Finance
Comapany NameBetterware de Mexico, S.A. de C.V.
                                                            Office of Trade &
Services
December 2, 2019 Page 3
cc:       Jason Simon
FirstName LastName